

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 9, 2008

Mr. Patrick Montalban
Chief Executive Officer
Majestic Oil & Gas, Inc.
P.O. Box 488
Cut Bank, Montana, 59427

> **Re:** **Majestic Oil & Gas, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 10, 2008**
> **File No. 000-52379**

Dear Mr. Montalban:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief